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               UNITED STATES                           OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       -----------------------------
           Washington, D.C. 20549              OMB Number:        3235-0058
                                               Expires:    January 31, 2005
                                               Estimated average burden
                 FORM 12b-25                   hours per response ..... 2.50
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        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                         1-14076
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                                                        CUSIP NUMBER

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(Check One):|X|Form 10-K  | |Form 20-F | |Form 11-K  | |Form 10-Q  | |Form N-SAR


     For Period Ended:                  December 31, 2002
                      ----------------------------------------------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:  Not applicable

PART I -- REGISTRANT INFORMATION


        Vizacom Inc.
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Full Name of Registrant


        Not Applicable
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Former Name if Applicable


        3500 Sunrise Highway, Suite T 115
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Address of Principal Executive Office (Street and Number)


        Great River, New York 11739
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[ ] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 The Company's limited financial resources have made it difficult to retain its accounting firm for the current fiscal year. The Company is attempting to secure sufficient funds through various means to make a financial accommodation acceptable to the accounting firm. Once that accommodation has been made, the Company should be in a position to complete its 2002 audit and file its Annual Report on Form 10-KSB. The Company cannot be certain when the report will be filed.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Alan W. Schoenbart                  (212)                   220-5117
     -------------------------    --------------------  ------------------------
              (Name)                  (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange |X| Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?        YES   NO
     If answer is no, identify report(s).                              [X]   [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
     year will be reflected by the earnings statements to be           YES   NO
     included in the subject report or portion thereof?                [X]   [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

 Preliminary and unaudited results are as follows for 2002. The Company will report a net loss of ($9,262,388), or ($1.45) per share, for the year ended December 31, 2002, compared to a net loss of ($6,813,938), or ($3.20) per share, in the same period in 2001.

 2002 preliminary and unaudited results consist of a loss from continuing operations of ($9,262,388), or ($1.45) per share. This compares to corresponding 2001 results reflecting a loss from continuing operations of ($8,426,659), or ($3.96) per share, and a gain from discontinued operations of $1,612,721, or $.76 per share. 2001 discontinued operations include a gain on sale of $1,473,337 in connection with the Company's March 31, 2001 sale of its international Serif software operations.

 Weighted average common shares outstanding, basic and diluted were 6,391,847 in 2002 as compared to 2,126,051 in 2001.

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                                  VIZACOM INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 1, 2003                  By /s/ Alan W. Schoenbart
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                                      Alan W. Schoenbart
                                      Senior Vice President- Finance, Treasurer
                                      And Chief Financial Officer
                                      (Principal Financial Officer)


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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